John T. McKenna
+1 650 843 5059
jmckenna@cooley.com

September 30, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tonya K. Aldave John Dana Brown

RE:	Pagaya Technologies Ltd. Amendment No. 1 to Registration Statement on Form F-1 Filed September 6, 2022 (File No. 333-266930)

Ladies and Gentlemen:

On behalf of Pagaya Technologies Ltd. (the “Company”), we are submitting this letter in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 20, 2022, relating to the Company’s Amendment No. 1 to Registration Statement on Form F-1, as filed with the Commission on September 6, 2022. We are also electronically filing an amendment to the Registration Statement (the “Amended Registration Statement”), which reflects changes in response to the Comments, as well as certain other updates.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1

General

1.
At the current trading price it appears that the public warrants and 5,166,667 private placement warrants are out of the money. Please disclose in your risk factors and MD&A sections that warrant holders will not exercise their warrants and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on pages 64-65 and 105-106 of the Amended Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission
September 30, 2022

Summary of the Prospectus
Company Overview, page 1

2.
In light of the significant number of redemptions in conjunction with your business combination and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. Discuss what effect your separate offering of shares underlying warrants may have on this offering through B. Riley Principal Capital II, LLC.

Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on page 106 of the Amended Registration Statement.

Risk Factors, page 12

3.	Please revise to clarify what you mean by “our ability to consummate the Merger” on page 13.

Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on page 13 of the Amended Registration Statement.

Our business and the performance of Financing Vehicles may be adversely affected by economic conditions, page 21

4.
Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response:  The Company acknowledges the Staff’s Comment and has revised the disclosure on pages 21 and 93 of the Amended Registration Statement.

5.	Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected.

Response:  The Company acknowledges the Staff’s Comment and has revised the disclosure on pages 22 and 93 of the Amended Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission
September 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 91

6.
We note your response to comment 3. Please revise your disclosure in the liquidity and capital resources section, and elsewhere as appropriate, to specifically address the fact that you may miss your 2022 Adjusted EBITDA projection and explain how that has impacted or may impact your financial position and create further risks to your business operations and liquidity.

Response:  The Company respectfully advises the Staff that the Company uses Adjusted EBITDA to supplement the Company’s consolidated financial statements prepared and presented in accordance with GAAP and to provide investors with additional information about the Company’s financial performance in order to enhance the overall understanding of the results of operations by highlighting the results from ongoing operations and the underlying profitability of its business. The Company presents Adjusted EBITDA because it believes they provide an additional tool for investors to use in comparing its core financial performance over multiple periods with the performance of other companies. The Company utilizes Adjusted EBITDA because it is a key measurement used by its management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.  However, Adjusted EBITDA is not used a source of liquidity for the Company nor does the Company use Adjusted EBITDA as a liquidity measure.

The Company has revised its disclosures on pages 105-106 of the Amended Registration Statement to clarify that the Company believes that its existing cash and cash equivalents, including the net proceeds from the PIPE investment, will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months.  The Company has further revised its disclosures to state that it expects to finance its cash needs and fund its operations through existing cash and cash equivalents, including the net proceeds from the PIPE investment and that it has the ability to raise additional capital, including through borrowings under its revolving credit facility pursuant to which it can borrow up to an initial amount of $167.5 million, or through the sale or issuance of equity or debt securities, including up to $300 million pursuant to the Company’s committed equity financing with B. Riley Principal Capital II.  The Company has also clarified that it generated negative cash flows from operations for the six months ended June 30, 2022, related to the use of cash in connection with an increase in headcount and personnel-related costs across the business to support our growth expansion strategy. The Company is not relying on cash from operations to fund its working capital requirements, and therefore, disclosure regarding the impact of Adjusted EBITDA on liquidity and capital requirements is inapplicable.

The Company further respectfully advises the Staff that the 2022 Projected Adjusted EBITDA included in the unaudited prospective financial information (the “Projected Financial Information”) disclosed in the Company’s definitive proxy statement/prospectus dated May 26, 2022 (the “Proxy Statement/Prospectus”) was prepared in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 15, 2021, by and among EJF Acquisition Corp. (“EJFA”), the Company, and Rigel Merger Sub Inc. (“Merger Sub”), a wholly-owned subsidiary of the Company.  On June 22, 2022, Merger Sub merged with and into EJFA (the “Merger”), with EJFA surviving the Merger and becoming a wholly-owned subsidiary of Company, and consummated the other transactions contemplated by the Merger Agreement (collectively, the “Business Combination”).  The Projected Financial Information, including 2022 Projected Adjusted EBITDA, was prepared as of September 2021 for purposes of diligence by the EJFA management team of the Company’s business and growth opportunity as well as the evaluation of the Business Combination by the board of directors of EJFA (the “EJFA Board”) and its financial advisor in connection with approving the Business Combination and recommending it to the EFJA shareholders for approval. The Company disclosed the Projected Financial Information, including 2022 Projected Adjusted EBITDA, in the Proxy Statement/Prospectus because they were made available to the EJFA Board and its financial advisor, for their respective evaluation of the Business Combination, and, at the direction and with approval of EJFA management, for the financial advisor’s use and reliance upon in connection with its opinion to the EJFA Board.  The Projected Financial Information was prepared in good faith by the Company’s management, based on their reasonable best estimates and assumptions with respect to the expected future financial performance of the Company at the time the Projected Financial Information were prepared as of September 2021 and speak only as of that time.

The Proxy Statement/Prospectus disclosed 2022 Projected Adjusted EBITDA of $112 million as part of the Projected Financial Information prepared as of September 2021. The Company provided an update regarding its financial results and the Projected Financial Information on pages 5, 91 and 131 of the Proxy Statement/Prospectus filed on May 27, 2022. Set forth below are the relevant disclosures on pages 5 and 131 of the Proxy Statement/Prospectus:

•
Adjusted EBITDA Less than Previously Projected. Although Pagaya exceeded the projections set out in the section of this proxy statement/prospectus entitled “Unaudited Prospective Financial Information of Pagaya” for network volume and total revenue for the fiscal year ended December 31, 2021, it did not meet its projections for Adjusted EBITDA for that period. Specifically, Pagaya’s actual Adjusted EBITDA for the fiscal year ended December 31, 2021 was approximately 27% lower than the projected amounts for that period. In addition, for the quarter ended March 31, 2022, based on currently available information, Adjusted EBITDA is approximately $4 million, reflecting the impact of (i) costs related to hiring to support Pagaya’s future growth initiatives, including expanding its research and development team and significantly expanding its senior team to take advantage of incremental Partner opportunities, and (ii) recent changes in macroeconomic conditions, including rising interest rates and the increased cost of capital. For more information, please see the section of this proxy statement/prospectus entitled “Pagaya’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

•
Increased Uncertainty Regarding Future Adjusted EBITDA. Given that Pagaya’s actual Adjusted EBITDA for the fiscal year ended December 31, 2021 was less than previously projected, and that Pagaya’s actual expenses for that period and for the quarter ended March 31, 2022 were greater than previously projected, it is likely that Pagaya’s actual EBITDA for the fiscal year ending December 31, 2022 and other future periods will be less than previously projected. Pagaya expects full year 2022 revenue and other income and Adjusted EBITDA to be consistent with the financial performance currently expected for the quarter ended March 31, 2022, which would result in higher revenue and other income and significantly lower Adjusted EBITDA for 2022 than the prospective financial information, dated as of September 15, 2021, set out in the section of this proxy statement/prospectus entitled “Unaudited Prospective Financial Information of Pagaya”.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission
September 30, 2022

The Company has revised the disclosures on pages 20 and 104-105 of the Amended Registration Statement to disclose the factors that impacted Adjusted EBITDA for the six months ended June 30, 2022, reflecting the impact of (i) costs related to hiring to support the Company’s future growth initiatives and (ii) rising interest rates and the increased cost of capital, which are consistent with the factors previously disclosed by the Company in its Proxy Statement/Prospectus and other subsequent public disclosures.  Furthermore, the Company disclosed that it intends to continue to make investments to support its business growth and those investments along with the potential for higher interest rates and cost of capital could negatively impact its Adjusted EBITDA.  However, the Company respectfully advises the Staff that the Company does not believe that any such effect on its Adjusted EBITDA will impact our operations or liquidity as discussed above.

***

Please contact me at (650) 843-5059 with any questions or further comments regarding the Company’s response to the Staff’s Comments.

Sincerely,

Cooley LLP

/s/ John T. McKenna
John T. McKenna

cc:	Gal Krubiner, Pagaya Technologies Ltd. Michael Kurlander, Pagaya Technologies Ltd. Richmond Glasgow, Pagaya Technologies Ltd. Rupa Briggs, Cooley LLP Natalie Y. Karam, Cooley LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com